Filed by Vignette Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: OnDiplay, Inc.
                                                   Commission File No. 000-28455


                VIGNETTE CORPORATION TO ACQUIRE ONDISPLAY, INC.
  Vignette V/5 eBusiness Platform Enhanced with Leading Supplier of Solutions for B2B Commerce, Online Marketplaces, Enterprise Integration

AUSTIN, TX and SAN RAMON, CA - May 22, 2000 - Vignette Corporation (Nasdaq:VIGN), the leading supplier of eBusiness applications, and OnDisplay, Inc. (Nasdaq:ONDS) today announced that they have signed a definitive merger agreement under which Vignette will issue 1.58 shares of its stock for each outstanding share of OnDisplay. The combination of Vignette's V/5 suite and OnDisplay's XML-based business-to-business infrastructure products will create the industry's most comprehensive offering for companies serious about building businesses online.

OnDisplay's business-to-business, "B2B" infrastructure products enable organizations to integrate more closely with their customers, suppliers and business partners through the real-time exchange of information and transactions. OnDisplay's XML technology allows critical business information - such as purchase orders, inventory status checks, invoices and product catalog data - to be integrated, aggregated and exchanged between multiple suppliers and distribution partners quickly and efficiently. This functionality increases a business's online selling effectiveness and extends its trading networks to suppliers and vertical marketplaces through secure, guaranteed online connections.

"Our customers increasingly require coordination between enterprise systems, suppliers, and multiple online marketplaces. OnDisplay's strong market momentum, world-class customers and powerful XML-centric architecture are a natural complement to Vignette," said Greg Peters, President and CEO Vignette. "The acquisition of OnDisplay furthers Vignette's stated mission to provide the broadest and deepest application platform to support the needs of companies who are serious about building businesses online."

Vignette's recently announced V/5 eBusiness Plaform provides an open and scalable high-performance architecture, a suite of integrated products providing personalization, content management, campaign management, customer analysis, syndication and multi-channel communications capabilities, and a high-level application foundation for creating and managing componetized eBusiness applications. Together, Vignette and OnDisplay will offer eBusiness applications that power automated cross-enterprise transactions and highly personalized end-user interaction.

Customer Benefits -- Collaborative Commerce
The combined Vignette and OnDisplay product lines provide personalized end-user interaction, market-leading content management, inter-enterprise application integration, transaction support, business process automation, and comprehensive business analysis - all of the critical application functionality for running a business online, leveraging back-office data and managing relationships with suppliers, vendors and customers.

B2B commerce requires automation of business transactions between trading partners and integration of back-office systems with web-based commerce systems. For example, purchase orders implemented as cXML based transactions or connections to ERP systems using standard XML interfaces will increasingly be required for online marketplaces and the Fortune 1000 companies who wish to participate in them. Combining the business process automation capabilities of OnDisplay with the real-time personalization, analysis and content management capabilities of Vignette's V/5 eBusiness platform will enable companies to tightly coordinate their suppliers and distributors to create true "collaborative" commerce.

The Combined Company
The acquisition further solidifies Vignette's leadership position in the eBusiness applications market. With the acquisition, Vignette will have approximately 2,000 employees, 870 customers and global operations - from the U.S. to South America, Europe, Asia and Australia. The acquisition adds leading trading networks and online marketplaces to Vignette's customer base, already the largest in the industry. OnDisplay's customers span the manufacturing, healthcare, life sciences, and construction industries and include W.W. Grainger, Sciquest.com, FuelQuest.com, PurchasePro.com, Harbinger.net, Aspect Development and TPN Register. The two companies share more than 20 joint customers today, including, The Associates Corporation, PurchasingCenter.com, QuestLink Technology, Inc., Sabre, Travelocity.com, The Tribune Corporation, and Trip.com.

"Our eMarketplace customers have told us how important a complete and integrated solution is - one that both reaches out to consumers and back to suppliers, vendors and the back-office. Together with Vignette we now provide the industry's only true end-to-end solution," said Mark Pine, chairman and CEO of OnDisplay. "The vision, technology and cultural fit with Vignette will create an unbeatable combination for our customers to build their online businesses."

Key Technologies
OnDisplay's solutions for B2B commerce, online marketplaces and enterprise integration complement Vignette's V/5 platform and include:

eBizXchange.
OnDisplay's B2B integration application for secure, real-time business document exchange among trading partners, using xML-based protocols.

eIntegrate.
A powerful application for integrating the e-business site with internal ERP, CRM and legacy systems.

eContent.
A full-featured content aggregation application for capturing and transforming diverse content from heterogeneous sources, including HTML, XML, flat file, database, and application-based data.

eNotify.
A permission-based alerting system for event-based notification.

eSyndicate.


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A robust and scalable application for content syndication using a publish/subscribe paradigm for brokering and routing content among trading partners.

XML Connect.
A free B2B XML server that allows e-commerce participants -- including buyers, suppliers and e-marketplaces -- to establish secure, guaranteed XML business document exchange.

Terms of the Agreement
In a stock-for-stock, tax-free transaction, each outstanding share of OnDisplay will be exchanged for 1.58 shares of Vignette. Based on fully diluted shares outstanding and both companies' closing price as of Friday, May 19, this transaction represents a purchase price of approximately $1.7 billion. Vignette will account for the transaction using purchase accounting and expects to close the transaction in the third quarter, subject to approval by OnDisplay's stockholders and other customary closing conditions.

About Vignette Corporation
Vignette Corporation (Nasdaq: VIGN) is the leading supplier of eBusiness applications. Vignette's products enable businesses to create and extend relationships with prospects and customers and ease high-volume transaction exchanges with suppliers and partners, all of which enhances customer satisfaction. Vignette powers more than 600 leading eBusinesses. Headquartered in Austin, Texas, Vignette Corporation has offices located throughout Europe, Asia, and in Australia and can be found on the Web at http://www.vignette.com.

About OnDisplay
OnDisplay is a leading provider of e-business infrastructure software applications for powering e-business portals and e-marketplaces. In January 2000, OnDisplay acquired Oberon Software, a leading provider of business process automation software and services for enabling e-business communities. OnDisplay's product suite enables customers to increase their online selling effectiveness and extend their trading networks to suppliers and vertical marketplaces. OnDisplay is located in San Ramon, California and can be reached at http://www.ondisplay.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of Vignette and OnDisplay and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the OnDisplay stockholders to approve the merger, if that approval is necessary; the risk that the Vignette and OnDisplay businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new service offerings and, in particular, the risk that businesses and consumers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and competition in the various markets serviced by the combined company.

For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by Vignette and OnDisplay with the Securities and Exchange Commission, as well as the companies' respective Forms 10K and 10Q filed with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's Web Site at http://www.sec.gov. These documents may also be obtained from Vignette or OnDisplay by directing such requests to the respective address listed below.

Press contacts:
Mike Berman, Director of Public Relations, Vignette Corporation, 512-306-4910, mberman@vignette.com

Leah Bibbo, Public Relations Manager, OnDisplay, 925-480-1125, leah@ondisplay.com

Investor Relations:
Kellie Nugent, Manager Investor Relations, Vignette Corporation, 512-306-4541, knugent@vignette.com Debbie Demer, Demer IR Counsel, Investor Relations for OnDisplay, 925-938-2678, ddemer@demer-ir.com

                             Conference Call Script

                                  Confidential

Good morning and thank you for joining us to discuss our acquisition of OnDisplay. With me today are Mark Pine, Chairman and CEO of OnDisplay as well as Vignette Officers Bill Daniel, Senior Vice President of Products, and Joel Katz, our Chief Financial Officer. Before we begin, I'd like to ask Joel to read the required disclosure regarding forward looking statements.

[JOEL]
Our comments today include forward-looking statements relating to Vignette that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, market acceptance of certain products and other risks. Prospective investors are cautioned that forward-looking statements are not guarantees of future performance. Actual results may differ materially from management expectations.

[GREG]
We are very excited to announce this morning the news of the acquisition of OnDisplay, based in San Ramon, California. This is a very exciting and important day for both companies.

For a while now you have been hearing us talk about enabling e-business applications through a broad and deep software platform addressing both the b2c and b2b marketplaces. Customers today are looking to improve and extend their interactions and relationships with both end-user customers and trading partners. To achieve this, they require one common platform. We have often discussed our mission to provide our customers with the broadest and deepest capabilities to support what are clearly mission-critical eBusiness applications. This acquisition is the next logical step for Vignette in enhancing the capabilities of its V/5 eBusiness Platform in that it will provide our customers with the ability to coordinate transactions between their enterprise systems, suppliers and distributors, and with multiple online marketplaces. We believe these capabilities are a key requirement for what we see as the next generation of eBusiness applications and clearly extend our existing market-leading platform by adding important technology for enabling B2B relationships and transactions.

OnDisplay is a leading provider of B2B infrastructure software for powering next-generation online marketplaces. The company is focused primarily on technology that: o Integrates data, applications and processes from back-office systems to the web o Enables the exchange of business documents and transactions between enterprises using open standards based XML
o Enables the capture and transformation of content from heterogeneous sources for sharing amongst trading partners.

Put simply, Vignette enables eBusinesses to build applications that manage relationships with people: commerce, customer service, targeted marketing. OnDisplay enables eBusinesses to build applications that manage automated business processes. These worlds are coming together.

We have made this acquisition primarily for three reasons:

     o The next wave of eBusiness applications will require interacting with multiple back-end systems and with business partners and online marketplaces. Today, Vignette's V/5 eBusiness Platform provides the industry's most complete solution for customer-facing Internet applications. This acquisition significantly broadens and deepens the capabilities of Vignette's platform to also encompass the coordination of transactions with the enterprise systems, suppliers and distributors that support commerce and customer interaction.

     o The acquisition enables the combined company to pursue the market for powering trading networks and next-generation online marketplaces. Forrester Research estimates that 53% of their projected $2.7 trillion in business-to-business commerce in 2004 will be transacted through online marketplaces. Gartner Group estimates that there will be 10 thousand of these online marketplaces within 3 years. 72% of these marketplaces are built today on homegrown technology and we believe there is a significant market opportunity to provide a technology platform for powering these applications.

     o The companies are aligned in their vision of the future of online commerce. We both believe that the future of eBusiness applications will be to automate the shared, essential business processes that facilitate commerce and customer interaction. This vision for what we, and others, call "Collaborative Commerce" presents a unique opportunity for enabling entirely new business models and efficiencies. Combined we are now uniquely suited to pursue this vision and to empower our customers to successfully create Collaborative Commerce systems.

At this time I would like to have Bill Daniel further discuss these benefits.

[BILL DANIEL]
We are seeing an increasing need expressed by our customers for cross-enterprise automation of business transactions - not just in the online marketplaces and trading networks but also between large enterprises in one-to-one or one-to-many combinations. XML-based methods for accomplishing these transactions are preferred because they can be based on open standards and allow for the "loosely-coupled" type of transaction required between separate enterprises. At the same time, the more visionary customers we talk to are also anticipating collaboration beyond just transactions - they anticipate a need to provide things like enhanced reporting and analytic capabilities for their customers and partners, shared logistics services and information to partners, and other enhanced services in areas like finance (escrow, payment guarantees, credit), payment processing (interbank transfers), and even accounting (integration with GL of customers, single view of transaction payments on a worldwide basis).

In order to provide these types of applications and services to their customers and partners, businesses need an application platform that can provide both customer-facing, interaction oriented capabilities as well as computer-to-computer, automation and integration capabilities. Without an end-to-end solution that covers both ends of this spectrum, extensive systems integration work is required for every new application need identified. The combination of OnDisplay and Vignette platform technologies provides our customers with what we feel is the best solution to this problem.

Finally, this acquisition significantly broadens and deepens Vignette's V/5 eBusiness Platform. We have been providing what we believe are the best customer-facing applications with our StoryServer and Syndication Server products in both B2C and B2B implementations for some time. The needs of our B2B customers who have been focused on the automation of their demand chains (partners, distributors, dealers, etc.) have been guiding our product strategy. By broadening the V/5 platform to include capabilities for coordinating transactions between enterprise systems, suppliers and distributors, and online marketplaces, we can now provide a more complete offering for the C2B2B applications they desire to implement in the future. We believe this better positions Vignette for a much broader opportunity in this new market.

I'd like to turn it back over to Greg.

[GREG]
OnDisplay has a very impressive list of customers that are enabling B2B trading networks and eMarketplaces. As of March 31st, OnDisplay had over 200 customers including about 20 companies who are existing Vignette customers. These customers include The Associates Corporation, Carlson, Children's Television Workshop, Mancala, New York Life Benefit Services, The Orlando Sentinel, PurchasingCenter.com,

QuestLink Technology, Inc., Sabre, Travelocity.com, The Tribune Corporation, and Trip.com.

In addition, OnDisplay has approximately 350 employees, including a substantial direct sales organization. We believe this combination will accelerate our combined companies' penetration of the market.

Let me ask Joel to give say a few things about the financial aspects of the transaction.

[JOEL ]
As noted in the press release, we plan to account for this acquisition using purchase accounting, consistent with prior acquisitions done by the company. On a fully diluted basis, we will be issuing approximately 40 million shares and options for this acquisition. We expect this acquisition to close in the 3rd quarter of this year. We will provide detailed financial guidance once the transaction is closed. Both of our businesses are performing well and we expect to accelerate that performance by combining them. Focusing first on revenue, we expect that the transaction will be additive to revenue immediately. The market opportunity for the combined company is greater than for each of the companies alone. Focusing now, on operating profitability, we expect the transaction will increase our losses for Q3 and Q4 of 2000 and the first quarter of 2001, pushing our operating profit breakeven point out by two quarters, from the 4th quarter of this year to the 2d quarter of 2001. We expect the transaction to be accretive to earnings for the second half of 2001. More importantly, we expect the transaction to be accretive to earnings for the full year 2001.

We have been cash positive for the past three quarters and the combined company will have in excess of $500 million in cash. We anticipate incurring customary acquisition related charges on which we will provide more guidance in connection with our Q2 earnings release conference call.

[GREG]
In summary, we believe today's announcement is extremely important for Vignette and the industry. This combination creates the industry's first platform for "Collaborative Commerce" applications. Collaborative commerce is much more powerful and complicated than just buying and selling online. A b2b transaction represents the intersection of two trading chains - buyers and sellers are dependent on material and products from multiple partners in this chain. The automating and sharing of information and business processes across these groups are required to ensure the delivery of the right product to the right person at the right time. This is a very complex requirement but one necessary to achieve the potential optimization of economics through next generation trading networks and online marketplaces.

The combination of OnDisplay products with the Vignette V/5 eBusiness Platform creates the first end-to-end platform for addressing both the b2c and b2b marketplaces. This further differentiates Vignette from our competitors. In the same way that our acquisition of DataSage made us subtantially "broader" than others in this space, this acquisition further extends our platform footprint. Our customers tell us that they need to move much too quickly to have to deal with lengthy product integration cycles and that, so long as the architecture remains very open and supports current and emerging standards such as XML and J2EE, they would prefer to purchase broad platform product suites. OnDisplay's deep capabilities around enterprise integration, XML-based transaction processing, and product data syndication and aggregation are capabilities that will require our competitors to pursue multiple relationships and perform multiple integrations in order to provide. This makes Vignette a much stronger and more strategic partner for our customers.

This business combination is further enhanced by a complementary culture and business model that exists between our two organizations. We intend to leverage these organizations to maximize the opportunity that stands before us.

I would now be happy to open the call for questions.

                              Briefing Materials
                                 May 22, 2000

About Vignette

The leading provider of E-Business applications for companies serious about building businesses online.

1Q 99
     - IPO 2-99

2Q 99
     - Acquisition of Diffusion

3Q 99
     - IBM Partnership
     - CSC Strategic Alliance

4Q 99
     - Announced 2-for-1 Stock Split
     - PWC Strategic Alliance

1Q 00
     - Acquisition of DAtaSage and Engine 5
     - Fourth Quarter Revenues up 512%

2Q 00
     - Andersen Consulting Strategic Alliance
     - Announced 3-for-1 Stock Split
     - First Quarter Revenues up 505%
     - Acquisition of OnDisplay


Major VIGN Milestones Since IP

OnDisplay, Inc.

Leader in business-to-business integration for online marketplaces and trading networks

CenterStage Suite of Products -

     o eBizXChange - business-to-business integration using XML-based protocols
     o eIntegrate - application integration with internal systems (e.g. ERP, CRM, and legacy)
     o    eContent - content aggregation and transformation
     o eNotify - permission-based alerting o eSyndicate - content syndication for brokering and routing content among trading partners
     o XML Connect - B2B XML server for secure, guaranteed XML business document exchange

OnDisplay, Inc.

200+ customers
     o Industries: industrial supply, MRO procurement, travel, retail, publishing & media, financial, manufacturing, government, education and telecommunications
     o Customers: W.W. Grainger, Harbinger, American Honda, OrderTrust, TPN Register, AltaVista Shopping.com, Travelocity, FASTXchange, MicroWarehouse

350 employees

Today's Announcement

o    Vignette to acquire OnDisplay for $1.7 billion (all stock transaction)
o    Broadens and deepens Vignette V/5 eBusiness Platform
     Provides customers with capabilities for coordinating transactions between enterprise systems, partners, and online marketplaces
o Creates industry's first end-to-end platform for powering trading networks and online marketplaces
o    Aligned "Collaborative Commerce" vision and strong momentum

Complementary Strategies and Products

Vignette - Customer-facing applications

     -    Self-Service commence
          A.   Computer-to-person
               1.   Community
               2.   Content
               3.   Targeted marketing
               4.   Customer support

          B.   Computer-to-computer
               1.   XML
               2.   Business process
               3.   Transactions
               4.   Analysis
               5.   Aggregation
               6.   EAI

OnDisplay - Automated transaction management, enterprise integration

Broader and Deeper
eBusiness Platform

                                 V2B Services
                               V/5 Applications
                        Vignette Application Foundation
                    V/5 eBusiness Platform        XML Server
                           Business Rules Automation
                      Enterprise Application Integration

                     ERP  CRM  SCM  Legacy    Data/Object

Vignette and OnDisplay -
Connecting Demand and Supply Chains

o    Vignette - 660+ customers -
     Applications: retail storefront, financial services, portals, self-service

o    OnDisplay - 200+ customers -
     Applications: online marketplaces, trading networks

o    Vignette + OnDisplay =
     "Collaborative Commerce" applications

o    The time is now -
     Exponential growth in online marketplaces
     >    F1000 and dotcom opportunity
     >    700+ identifiable today
     >    10,000 by end of 2003

Emerging Trading Network
Platform Opportunity

o    Huge market opportunity

o    Trading networks and online marketplaces require a platform

     Combines content, customer management, business process automation, enterprise integration, transaction support, business analysis Need to continuously add new services, relationships

o Leverage key customer, integrator, and partner relationships to go-to-market

It's Not About Web Sites or Web-Based Functionality

          Suppliers                                         Buyers

                                   Catalogs
                                  Procurement
                               Order Fulfillment
                                 Supply/Demand
                                   Planning
                                Inventory Mgmt.

It's About "Collaborative Commerce"

                         B2B                      B2C

                       Analyze                    Understand
                       Integrate                  Adapt
                       Collaborate                Communicate
                       Connect                    Execute

Summary of Transaction

o $1.7B stock-for-stock purchase (representing 15% of pro-forma shares outstanding)
o    Expected closing Q3 2000
o    Expect initial integration by Q4 2000
o    Strong business momentum

Highlights

o    Combined 2,000 person organization
o    Combined 800+ total customers; 50+ online marketplace customers
o    Complementary products for existing and new customers
o    Evolution of Vignette eBusiness platform
o    Premiere platform for "Collaborative Commerce"
o    Significant competitive differentiation